ACQUISITION AGREEMENT


     This Agreement is entered into as this 26th day of February, 1999, by and between Beach Brew Beverage Company, Inc., a Nevada corporation hereinafter referred to as Beach Brew, and C. A. Wittwer, & Assoc. Inc., a California Corporation.

RECITALS

     A. Beach Brew is a Nevada corporation, having an authorized capital of 50,000,000 shares of $.001 par value stock of which 7,500,000 shares are outstanding with a book value of 0.03.

     B. C. A. Wittwer & Assoc. has certain rights in the sale and distribution of Hussongs beer and beverages in North America and to use the name and trade of Hussongs in North America. The ( right agreement is attached hereto and made a part hereof as Exhibit A.

     C. C. A. Wittwer & Assoc. agrees to transfer the right to and Distribute and use of name and trade style of Hussongs in North America in exchange for capital stock of Beach Brew and $20,000.00 note due and payable at a future date, said date shall be mutually agreed upon.

     D. The parties desire to formalize their purchase agreement.

     NOW THEREFORE, IN CONSIDERATION OF THEIR MUTUAL PROMISES AND COVENANTS SET FORTH HEREINAFTER, THE PARTIES AGREE AS FOLLOWS:

     1. Purchase Agreement: Beach Brew hereby agrees to purchase certain assets, subject to liabilities from C. A. Wittwer & Assoc. as listed in Exhibit A attached hereto, in exchange for non voting preferred convertible stock of Beach Brew.

     2. Exchange: Beach Brew hereby agrees to transfer to C. A. Wittwer & Assoc. or assigns One Hundred Sixty Six Thousand Six Hundred Sixty Seven (166,667) shares of non voting $1.00 Preferred convertible stock in exchange for 100% of the equity interest of C. A. Wittwer & Assoc. Inc. ( a California Corporation ), hereinafter listed as Exhibit A attached hereto in and to that certain rights of distribution of Hussongs beer and beverages in North America. The convertible stock being issued shall be convertible at 0.15 per share or four shares of common stock for each share of preferred share held on March 1, 2000. Said transfer will be made contemporaneously with the receipt of the assets heretofore referred to by Beach Brew.


     3. Contingency: In the event a liability payable to Ricardo Hussong or assigns in the amount of $130,000.00 is not paid in full on or before June 2, 1999, this transaction is null and void unless otherwise modified in writing by the parties hereto or the surviving entity.

     4. Intent: It is the intent of the parties affixing their signatures hereto that the Corporate name ( Beach Brew ) be changed to Hussongs America, Inc.

     5. Business Purpose: The parties acknowledge that the purpose of this transaction is to provide Beach Brew with an ongoing beverage business.

     6. Exempt Transaction: All parties acknowledge and agree that any transfer of securities pursuant to this Agreement will constitute an exempt isolated transaction and that the securities received in such transfer or exchange shall not be registered under Federal or State securities law.

     7. Transfer of Securities: All parties acknowledge and agree that the preferred stock of Beach Brew received by Charles Wittwer or any conversions thereof shall be distributed directly to C. A. Wittwer & Assoc. Inc. or assigns.

     8. Unregistered Securities: C. A. Wittwer & Assoc. are aware and acknowledges that the shares of Beach Brew to be transferred will be unregistered securities and may not be transferred by C. A. Wittwer & Assoc. Inc. unless subsequently registered or an exemption from registration is available. The certificates representing the shares issued to C. A Wittwer & Assoc. will bear a legend to the effect that the shares have not been registered and cannot be transferred unless subsequently registered or an exemption from registration is available.


     9. Beach Brew Beverage Company, Inc. shall pay to C. A. Wittwer, & Assoc. the sum of $20,000.00 on or before 90 days from the date of the disbursement to Ricardo Hussong or his assigns as described in item # 3 of this agreement in consideration C. A. Wittwer & Assoc. rights of distribution of Hussongs beer and beverages in North America.

     10. On the twelfth ( 12th ) month anniversary date from date Beach Brew Beverage Company, Inc. or its surviving entities stock begins to publicly trade,
C. A. Wittwer has the following option. In the event said shares are not trading for a minimum of 0.75 per share of common stock, C.A. Wittwer may elect to pay to Beach Brew Beverage Company, Inc. or its survivor all shares as described in item #2 of this agreement in exchange for all the rights as described in item #2 of this agreement however the surviving entity has the option to increase the amount of common shares to equal any shortage to C. A. Wittwer & Assoc. within thirty ( 30 ) business days. C. A. Wittwer & Assoc. shall have thirty (30) business days from the anniversary to exercise said option, at which time this option shall become null and void unless modified in writing by all parties executing this agreement.

     11. Default: In the event any party defaults in performing any of its duties or obligations under this Agreement, the party responsible for such default shall pay all costs incurred by the other party in enforcing its rights under this Agreement or in obtaining damages for such default, including costs of court and reasonable attorney fees, whether incurred through legal action or otherwise and whether incurred before or after judgment.

     12. Notices: Any notice or correspondence required or permitted to be given under this Agreement may be given personally to an individual party or to an officer or registered agent of a corporate party or may be given by depositing such notice or correspondence in the U. S. Mail postage prepaid, certified or registered, return receipt requested, addressed to the party at the following address:

                           Beach Brew Beverage Company, Inc.
                           1905So. Eastern Ave.
                           Las Vegas, NV 89104



                           C. A. Wittwer & Assoc. Inc.
                           10338 Oak Ranch Lane
                           Escondido, Ca. 92026


     Any notice given by mail shall be deemed to be delivered on the date such notice is deposited in the U. S. Mail. Any party may change its address for purpose of this Agreement by giving written notice to the other parties as provided above.

     13. Binding: This Agreement shall be binding upon the parties hereto and upon their respective heirs, representatives, successors and assigns.

     14. Governing Law: This Agreement shall be governed by and construed under the laws of the State of Nevada.

     15. Authority: The parties executing this Agreement on behalf of corporate parties represent that they have been authorized to execute this Agreement pursuant to resolutions of the Boards of Directors of their respective corporations.

     16. Signatures: This Acquisition Agreement may be signed in counterparts.

     IN WITNESS WHEREOF, the parties have executed this Acquisition Agreement as of the day and year first written above.

 C. A. WITTWER & ASSOC.



BEACH BREW BEVERAGE COMPANY INC.